Exhibit 99.1

Rosetta Genomics Announces Results from Extraordinary General Meeting of Shareholders to Vote on Proposed Merger with Genoptix

•	Although shares voted were more than 2-to-1 in favor of the merger, the proposal failed to secure a majority of shares outstanding
•	Company considering alternative options with Genoptix

LAKE FOREST, Calif., PHILADELPHIA and REHOVOT, Israel (February 23, 2018) –Rosetta Genomics Ltd. (NASDAQ: ROSG) (“Rosetta” or “the Company”), a genomic diagnostics company that improves treatment decisions by providing timely and accurate diagnostic information to physicians, announces results from its February 22, 2018 extraordinary general meeting of shareholders that was convened to vote on the proposed merger with Genoptix, Inc. Rosetta reports that an insufficient number of votes were cast in favor of the transaction to constitute a majority of the shares outstanding needed for the proposal to pass.

Rosetta notes that the extraordinary general meeting has been rescheduled twice, and that it is unable to reschedule the meeting again. As a result, Genoptix has issued a notice to the Company that they are terminating the merger agreement effective immediately, but Genoptix has indicated that they remain interested in pursuing alternative options to consummate a transaction with Rosetta.

Rosetta Genomics reports that votes representing approximately 47% of the total shares outstanding entitled to vote were cast. Of those, approximately 66%, or 1,835,365 shares, were voted in favor of the proposed merger with Genoptix.

Under the merger agreement, Rosetta will be required to deliver to Genoptix an unsecured promissory note promising to reimburse a total of $750,000 of Genoptix’s expenses in three monthly installments, with the first installment due March 22, 2018.

About Rosetta Genomics

Rosetta is pioneering the field of molecular diagnostics by offering rapid and accurate diagnostic information that enables physicians to make more timely and informed treatment decisions to improve patient care. Rosetta has developed a portfolio of unique diagnostic solutions for oncologists, urologists, endocrinologists, cytopathologists and other specialists to help them deliver better care to their patients. RosettaGX Reveal™, a Thyroid microRNA Classifier for classifying indeterminate thyroid nodules, as well as the full RosettaGX® portfolio of cancer testing services are commercially available through the Company’s Philadelphia, PA- and Lake Forest, CA-based CAP-accredited, CLIA-certified labs.

Forward-Looking Statement Disclaimer

Various statements in this release concerning the future expectations, plans and prospects of Rosetta and Genoptix containing the words “expect,” “believe,” “will,” “may,” “should,” “project,” “estimate,” “anticipated,” “scheduled,” and like expressions, and the negative thereof, constitute forward-looking statements for the purposes of the safe harbor provisions under The Private Securities Litigation Reform Act of 1995. These forward-looking statements represent expectations of Rosetta and Genoptix as of the date of this press release. Subsequent events may cause these expectations to change, and Rosetta and Genoptix disclaim any obligation to update the forward-looking statements in the future except as may otherwise be required by the federal securities laws. Rosetta and Genoptix may not be able to reach agreement for a transaction on the terms set forth in the terminated merger agreement or at all. Further information on potential factors that could affect actual results is included in Rosetta’s reports filed with the SEC.

Rosetta Genomics Investor Contact:

LHA Investor Relations

Anne Marie Fields

(212) 828-3777

afields@lhai.com

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